Certificate of Amendment of the

Certificate of Incorporation of

Great American Group, Inc.,

a Delaware corporation

The undersigned hereby certifies that:

One: He is the duly elected and acting Chief Executive Officer of Great American Group, Inc., a Delaware corporation (the “Corporation”).

Two: The Certificate of Incorporation of the Corporation was originally filed in the Office of the Secretary of State of the State of Delaware on May 7, 2009.

Three: Article Four.A. of the Certificate of Incorporation of the Corporation shall be amended by deleting it in its entirety and substituting the following therefore:

“A.        Capital Stock.

The total number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Forty-Five Million (145,000,000) shares, such shares being divided into One Hundred Thirty-Five Million (135,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and Ten Million (10,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment of the Certificate of Incorporation pursuant to the Delaware General Corporation Law, each twenty (20) shares of Common Stock, that are issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.0001 per share, of the Corporation (the “Automatic Conversion”). No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall be entitled to receive cash for such holder’s fractional share based upon the fair market value of the Common Stock as of the Effective Time as determined by the Corporation’s Board of Directors. All numbers set forth in this Certificate of Incorporation give effect to the Automatic Conversion provided for above.

The following is a statement of the designations, preferences, privileges, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon shares of each class.”

Four: This amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

Five: This amendment of the Certificate of Incorporation shall become effective as of June 3, 2014 at 12:01 a.m., Eastern Time.

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In Witness Whereof, this Certificate of Amendment has been executed as of this 30th day of May, 2014.

Great American Group, Inc.

By:	/s/ Andrew Gumaer
Name: Andrew Gumaer
Title: Chairman and Chief Executive Officer

[Signature Page to Certificate of Amendment]